Section B.3 Note: Location of Books and Records currently displays the registered address on file in the State of incorporation sourced from State Street's Global Entity Management System. Registrant's preference is to display the operational address where Registrant's books and records are physically maintained and therefore has requested that State Street include an attachment to provide the operational address for each location. In addition, since State Street's Global Entity Management System does not currently include a description of the books and records maintained at each location in response to Item B.3.h, Registrant has included this information in the attachment.

B.3.a – Name of Person	B.3.b – Street	B.3.c – City	B.3.d – State, if applicable	B.3.e – Foreign Country, if applicable	B.3.f – Zip Code/Foreign Postal Code	B.3.g – Telephone Number (including country code if foreign)	B.3.h – Briefly Describe the books and records kept at this location
State Street Bank and Trust Company	1 Lincoln Street	Boston	MA		02111	617-786-3000	Custody and accounting records
Barings LLC	300 South Tryon Street, Suite 2500	Charlotte	NC		28202	704-805-7200	Corporate documents and required books and records under the 1940 Act, including compliance, legal, accounting and financial records
Barings LLC	1500 Main Street, Suite 2800	Springfield	MA		01115	413-226-1000	Corporate documents and required books and records under the 1940 Act, including compliance, legal, accounting and

							financial records
Barings LLC	Independence Wharf, 470 Atlantic Ave	Boston	MA		02210	617-946-5200	Corporate documents and required books and records under the 1940 Act, including compliance, legal, accounting and financial records
Barings Global Advisers Limited	61 Aldwych	London		UK	WC2B 4AE	44-203-206-4500	Corporate documents and required books and records under the 1940 Act, including compliance, legal, accounting and financial records
ALPS Distributors, Inc.	1290 Broadway Street, Suite 1100	Denver	CO		80203	303-623-2577	Records related to distribution and transfer agency activities, including shareholder records